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                                                                       EXHIBIT 5

For Immediate Release
Contacts:
         Nielsen Media Research: Jack Loftus 212-708-7724
         VNU USA: Georgina Challis 212- 536-5199
         NetRatings: Jack Lazar, CFO 408-941-2958


                 NIELSEN MEDIA RESEARCH COMPLETES ITS STRATEGIC
                         INVESTMENT IN NETRATINGS, INC.


NEW YORK, DECEMBER 21, 1999 - NetRatings, Inc. (NASDAQ: NTRT) and Nielsen Media Research, Inc. today announced that the parties have completed a strategic investment in which Nielsen Media Research purchased shares of NetRatings common stock through a private placement and exercised its existing warrants to purchase shares. As a result of the transaction, NetRatings received cash proceeds of approximately $236 million. The terms of the private placement and warrant exercise were set forth in NetRatings' filings with the Securities and Exchange Commission related to its recently completed initial public offering. The investment was carried out under an agreement between the two companies, which was reviewed by the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

In March 1999, the two companies launched the Nielsen//NetRatings Internet audience measurement service. The Nielsen//NetRatings service is used by more than 170 customers in North America and is scheduled to be introduced in twelve countries during the year 2000. NetRatings, Inc. headquartered in Milpitas, California, completed its initial public offering on December 8, 1999. Nielsen Media Research, headquartered in New York, New York is a subsidiary of VNU USA, Inc., which is a division of Netherlands-based VNU, one of the world's leading publishing and information companies.

Pursuant to an agreement between Nielsen Media Research and NetRatings as detailed in the NetRatings, Inc. public filings with the Securities and Exchange Commission, Nielsen Media Research exercised warrants and purchased stock from NetRatings and several of its shareholders, bringing its ownership position to 54 percent. Prior to this investment, Nielsen Media Research had a minority interest in NetRatings, Inc.

Concurrent with the closing of this transaction, the NetRatings Board of Directors was expanded to 11 members. Joining the NetRatings board are:

     -   John A. Dimling: President and CEO of Nielsen Media Research,

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     -   Gerald S. Hobbs: Chairman and CEO of VNU, USA, Inc.,
     -   Charles E. Leonard: President of VNU Marketing Information, Inc.,
     -   Thomas A. Mastrelli: Chief Operating Officer (COO) of VNU USA,
     -   Daniel O'Shea: COO of VNU Marketing Information Inc.

 Continuing to serve on the NetRatings, Inc. board are:

     -   David A. Norman (Chairman): Private Investor,
     -   David J. Toth: President and CEO, NetRatings, Inc.,
     -   Michael P. Connors: Vice Chairman of ACNielsen,
     -   James J. Geddes, Jr.: Managing Director of Trans Cosmos U.S.A. Inc.,
     - David H. Harkness: Senior Vice President - Planning and Development for Nielsen Media Research,
     -   Jack T. Serfass: Co-founder and co-chairman of Bowstreet Software, Inc.

About NetRatings, Inc.

NetRatings provides Internet audience measurement information and analysis. The Company's products and services enable its customers to make informed business-critical decisions regarding their Internet strategies. NetRatings delivers accurate and timely Internet audience information, collected from a representative sample of Internet users, and augments this information with detailed, flexible reporting and in-depth analysis. NetRatings has formed strategic relationships with Nielsen Media Research, the leading source of television audience measurement and related services in the United States and Canada, and ACNielsen (NYSE: ART), a leading provider of market research information and analysis to the consumer products and services industries. NetRatings' proprietary activity tracking and data collection technology gathers comprehensive and detailed information regarding Internet user behavior, including both site and advertising activity. For more information regarding NetRatings please visit www.netratings.com.

About Nielsen Media Research

Nielsen Media Research is the leading provider of television audience measurement and related services in the United States and Canada. Its National People Meter Service provides audience estimates for all national program sources, including broadcast networks, cable networks, Spanish language television, and national syndicators. Local ratings services estimate audiences for each of the 210 television markets in the U.S., including electronic metered service in 47 markets. Nielsen Media Research also provides competitive advertising intelligence information through Nielsen Monitor-Plus, and Internet usage and advertising information through Nielsen//NetRatings. Nielsen Media Research is a subsidiary of VNU USA, which is a division of Netherlands-based VNU, one of the world's leading


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publishing and information companies. Additional information is available at:
www.nielsenmedia.com.

About VNU

VNU is one of the world's leading publishing and information companies and has leading market positions in consumer magazines, directories and information services, business information, as well as educational publishing. Worldwide, VNU employs approximately 15,000 people and has annual revenues of more than $2.8 billion.

Forward-Looking Statements:

This press release contains forward-looking statements regarding the expansion of the Nielsen//NetRatings service during the year 2000. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected, including risks associated with the rapidly evolving market for the Company's products and services and uncertainties regarding the development of those markets; the Company's dependence on A.C.Nielsen in connection with the Company's planned international expansion; and risks associated with international operations. For additional information regarding these and other risks, reference is made to NetRating's registration statement on Form S-1 filed with the Securities and Exchange Commission in connection its recently-completed initial public offering.


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